EXHIBIT 99.4



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                              WACHOVIA CORPORATION

                        1997 DECLARATION OF AMENDMENT TO
          KEY EMPLOYEES STOCK OPTION PLAN OF 1ST UNITED BANCORP (1993)


         THIS DECLARATION OF AMENDMENT, made this 24th day of October,
1997, by WACHOVIA CORPORATION, a North Carolina corporation (the "Corporation"), to the Key Employees Stock Option Plan of 1st United Bancorp (the "Plan").

                                R E C I T A L S:

         WHEREAS, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of August 6, 1997 by and between the Corporation and 1st United Bancorp ("1st United"), 1st United will merge with and into the Corporation, with the Corporation as the surviving corporation; and

         WHEREAS, pursuant to Section 3.06 of the Merger Agreement, as of the effective time of the merger (the "Merger"), each outstanding option to purchase shares of 1st United common stock under the Plan, whether vested or unvested, will be converted into an option to acquire shares of the common stock of the Corporation (the "Common Stock"), subject to the right of each individual optionee to receive a cash payment in exchange for cancellation of each such individual's option(s); and

         WHEREAS, pursuant to Section 6.13 of the Merger Agreement, the Corporation shall honor, in accordance with the terms of the Plan, all outstanding obligations to current and former 1st United employees; and

         WHEREAS, pursuant to Section 13 of the Plan, the Board may amend or terminate the Plan, subject to the terms of the Plan; and

         WHEREAS, in connection with its assumption of awards under the Plan, and subject to the consummation of the Merger, the Corporation has determined that it would be in the best interest of the Corporation to make certain amendments to the Plan in order to facilitate administration of the Plan and to conform certain provisions in the Plan with other stock incentive plans maintained by the Corporation.

         NOW, THEREFORE, IT IS DECLARED, that, effective immediately following the effective time of the Merger, the Plan shall be amended as follows:

         1. All references in the Plan to the "Company," including but in no way limited to the definition of the term contained in Section 2(e), shall hereafter be deemed to be references to Wachovia Corporation.



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         2. All references to the terms "Common Stock" and "Share," including but not limited to the definition of such terms contained in Section 2(d) and 2(n), respectively, shall hereafter be deemed to be references to the Common Stock of Wachovia Corporation.

         3. All references to the term "Committee," including but not limited to the definition of the term contained in Section 2(c), shall hereafter be deemed to be references to the Management Resources and Compensation Committee of the Board of Directors of Wachovia Corporation.

         4. The second and third paragraphs of Section 4(a) of the Plan shall be deleted in their entirety and the following shall be inserted in lieu thereof:

                  "To the extent required by Rule 16b-3, (i) each member of the Committee shall be a 'non-employee director' as such term is defined in Rule 16b-3 or any successor rule; and (ii) the Committee shall be comprised of no fewer than the minimum number of non-employee directors as may be required by Rule 16b-3."


         IN WITNESS WHEREOF, this Declaration of Amendment is executed on behalf of Wachovia Corporation as of the day and year first above written.


                                        WACHOVIA CORPORATION


                                        By:  /s/ Leslie M. Baker, Jr.
                                             _____________________________
                                             Chief Executive Officer


ATTEST:

/s/ Alice Washington Grogan
_____________________________
Secretary

[Corporate Seal]

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